Article 3 - The aggregate number of shares that this Corporation has the authority to issue is three hundred sixty million (360,000,000), which consists of three hundred fifty million (350,000,000) shares of Common Stock with a par value of $0.001 and ten million (10,000,000) shares of Preferred Stock with a par value of $0.001.

Each share of Common Stock shall have, for all purposes, one (1) vote per share. The holders of shares of Common Stock shall be entitled to receive such dividends and other distribution in cash, property or shares of stock of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore. The holders of Common Stock issued and outstanding have and possess the right to receive notice of shareholders’ meetings and to vote upon the election of directors or upon any other matter as to which approval of the outstanding shares of Common Stock or approval of the common shareholders is required or requested.

The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, by resolution adopted and filed in accordance with law, to provide for the issue of such series of shares of Preferred Stock.